

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
March 12, 2013

<u>Via E-mail</u>
Christian Chabot
Chief Executive Officer
Tableau Software, Inc.
837 North 34th Street, Suite 200
Seattle, WA 98103

> **Re: Tableau Software, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 13, 2013**
> **CIK No. 0001303652**

Dear Mr. Chabot:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that your members of your management have been quoted in recent press articles regarding your potential initial public offering and three unnamed sources provided Reuters with the names of your underwriters. See, e.g., at http://finance.fortune.cnn.com/2012/02/22/tableau-to-ipo-next-year/; http://www.reuters.com/article/2013/01/18/tableau-software-ipo-idUSL1E9CI97320130118; http://www.bloomberg.com/news/2012-12-12/tableau-software-plans-ipo-to-drive-sales-expansion.html. Please advise us whether such communications are consistent with the Securities Act of 1933 and whether you have or will implement measures to avoid further such communications.

Inside Front Cover Page

4.   Please provide us with any artwork or graphics that you intend to use in your registration statement. Provide us with sufficient time to review and comment on these graphics.

Prospectus Summary, page 1

5.   On page 2, you provide selective disclosure of your revenues for the past three fiscal years, which indicates strong revenue growth. To balance this disclosure, please consider providing net income or similar disclosures for these periods as well.

Risk Factors, page 15

6.   On page 97, you indicate that you are focused on hiring "top technical talent in the industry, top engineering programs and research institutions." Please add or revise a risk factor to clarify whether you are dependent on recruiting and retaining top technical talent and whether such recruitment would require significant expenditures in terms of salary and benefits, but also equity awards beyond what are awarded by your competitors or more established entities.

7.   In the last risk factor on page 34, you brief discuss that you reorganized your corporate structure in December 2012 "to more closely align with the international expansion of our business activities." Please revise here and where appropriate to describe the corporation reorganization that took place in December 2012.

Market and Industry Data Forecasts, page 44

8.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 44, and cross-reference throughout your prospectus, from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

9.   Please confirm that none of the reports cited on page 44 were commissioned on your behalf.

Use of Proceeds, page 45

10.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 53-55 and 85-87 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

General

11.   Please revise your management's discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material events, trends and uncertainties. While we note the brief discussion of seasonality and quarterly trends on pages 68 and 69, please include a discussion on matters that may affect your results beyond quarter to quarter periods. For example, we note that you reorganized your corporate structure in December 2012 to align your business with your international expansion, but your overview section does not address how events, trends or uncertainties related to your international expansion may affect your results of operations. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release 33-8350 for more guidance.

12.   We note that you are developing a cloud-based, software-as-a-service version of Tableau, as your disclosure indicates on page 25. Please revise to describe the development of this new platform and whether substantial investment in research and development is needed to bring such a product or software-as-a-service to market.

13.   Please revise to disclose the amount of revenue each of your major products generates, or similar disclosure. Please also clarify how significant your sales to large enterprises and

through indirect sales channels are to your overall operations.

14. We note that you plan on increasing the size of your workforce, particularly your sales staff. Further, your sales staff consists of a direct sales staff and those that service your relationships with your distribution channels such as resellers, system integrators, and original equipment manufacturers. Please describe the nature and size of your sales staff here and in your Business section, as it is unclear how much of your sales staff is devoted to enterprise sales compared to individual users and small and medium entities. In your trend analysis, you should clarify whether there will be a shift in how you allocate your sales staff for these different markets.

15. Please revise to clarify what you mean by a "substantial majority" of your license revenues to date have been attributable to revenues from perpetual licenses.

Invest in Infrastructure, page 55

16. Please describe the investments you plan on making to improve your infrastructure. For example, it is unclear whether you will seek to acquire server capacity to develop your software-as-a-service, cloud-based version of Tableau or if you will open additional sales offices.

Certain Key Financial Metrics, page 56

17. Your "land and expand" business model appears to seek early adopters in an organization to first try and use your software and then expand its use throughout the organization. Parts of this model appear to rely on these early adopters to use the free trial version of Tableau and then purchase the desktop version and/or encourage others to use the software. Due to this description of your business model, please advise whether key metrics for management include the number of free users and the conversion rate of those free users into paid users.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 73

18. When determined, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

19. With regard to the market comparable approach, we note your disclosure indicating that "the multiple of comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last twelve month total revenues and forecasted future total revenues." Please tell us and revise to disclose the market multiples used at each valuation date.

20.   Please address the following with respect to the group of comparable public companies used in your various analyses:

- Confirm that the same set of comparable publicly-traded companies is used in the market comparable approach and for determining expected volatility;
- Revise to disclose the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and
- Describe any changes to the set of comparable publicly-traded companies and explain the reasons for such changes.

21.   For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

22.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

23.   Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business, page 80

General

24.   Where appropriate, please revise to provide disclosure of your backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding year. See Item 101(c)(1)(viii) of Regulation S-K for further guidance. We note that on page 112 you indicate that your backlog is one of the criteria used to determine performance awards under your 2013 Equity Incentive Plan, so it appears that you both measure your backlog and you believe it is an important metric to evaluate your executive officers.

Traditional Approaches, page 83

25.   On pages 83 and 97, you describe your software as an alternative to spreadsheet programs. Please revise to clarify whether you are referring to the visualization, graphing, and reporting aspects of spreadsheet programs, thus complementing spreadsheet programs, or if your software is meant to replace them in their entirety.

Competition, page 97

26.   Since your disclosure on page 25 indicates that you are seeking to establish a software-as-a-service model with your cloud-based product that is under development, please revise to clarify whether any of your competitors listed provide any significant business analytic software-as-a-service.

Intellectual Property, page 98

27.   Please revise to provide a description of the intellectual property that you license from Stanford University, as your briefly mention on pages 80 and 97. To the extent it is material to your business, please revise to describe the material terms and conditions of your licensing agreement with Stanford University, including whether the license is on an exclusive basis, the duration of the agreement, and any circumstances where it may terminate.

28.   Please describe the third parties that are subject to your confidentiality agreement, as described on page 98.

Management, page 99

29.   Please revise to clarify whether your Chief Scientist and co-founder Mr. Hanrahan is a full-time employee, as we note he is also a professor at Stanford University. If he is a part-time employee, please revise to disclose the approximately percentage of his time he devotes to your business.

Board Composition, page 102

30.   Please revise to identify the "other members" of your board of directors that designated Mr. Booke Seawell a director. It is unclear whether you are referring to Messrs. Jurgensen and McAdams designating Mr. Seawell or if you are referring to all seven other directors.

Executive Compensation, page 107

31.   Please revise, as appropriate, to describe the material terms of your offer letters and employment arrangements with your named executive officers.

Certain Relationships and Related Party Transactions, page 117

32.   In the description of your Tender Offer Agreement, please revise to specify the "certain" principal stockholders and executive officers that were parties to the agreement.

33.   Please revise your description of your Amended and Restated Investor Rights Agreement to include the right of first refusal that certain existing holders have for certain of your future issuances of securities.

34.   Please revise to define "continuous service" under the conversion agreements with your founders Messrs. Chabot, Stolte, and Hanrahan or describe the circumstances where their Class B common stock shares will convert to Class A common stock shares. In particular, you should clarify that your founders are not subject to the conversion agreements even if they are no longer employees or directors if they are retained as consultants.

35.   On page II-2, you describe an issuance of Class B common stock to the Tableau Foundation. Please describe to us your relationship or affiliation, if any, to the Tableau Foundation and explain why this transaction is not a related party transaction requiring disclosure under Item 404(a) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jodie Bourdet, Esq.
        Cooley LLP